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                                       FILED BY PROVIDENT BANKSHARES CORPORATION
                          PURSUANT TO RULE 425 UNDER THE SECURITIES  ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                               SUBJECT COMPANY: SOUTHERN FINANCIAL BANCORP, INC.
                                                     COMMISSION FILE NO. 0-22836


      On November 5, 2003, Provident Bankshares Corporation, a Maryland corporation issued the following press release:

                                                                        CONTACT:
                                           Media - Lillian Kilroy (410) 277-2833
                         Investment Community - Josie Porterfield (410) 277-2889


                       PROVIDENT BANKSHARES TO PRESENT AT
                       ----------------------------------
                  SANDLER O'NEILL FINANCIAL SERVICES CONFERENCE
                  ---------------------------------------------

BALTIMORE: (November 5, 2003) - Provident Bankshares Corporation (NASDAQ:PBKS), the parent company of Provident Bank, today announced that it will be a presenter at the Sandler O'Neill & Partners, L.P. Financial Services Conference being held in Palm Beach Gardens, Florida from November 12-14, 2003.

Provident's Chairman and CEO Gary N. Geisel, and CFO Dennis Starliper, will discuss the Company's strategies and results, including the recently announced merger with Southern Financial Bancorp. Provident's presentation will take place at 1:10 p.m. on Thursday, November 13, 2003.

The conference can be attended by invitation only, however, Provident's presentation may be accessed live via web cast or audio conference. The web cast may be accessed at the Sandler O'Neill web site at www.sandleroneill.com. The
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audio conference may be accessed by dialing 800-239-8730. Callers must reference the Sandler O'Neill Conference and indicate that they would like to listen to Session 3. Slides used for the presentation will be available on Provident's web site at www.provbank.com.

Provident Bankshares Corporation is the holding company for Provident Bank, the second largest independent commercial bank headquartered in Maryland. With $5.0 billion in assets, Provident serves individuals and businesses in the Baltimore-Washington corridor through a network of 116 banking offices in Maryland, Northern Virginia, and southern York County, Pa. Provident Bank also offers related financial services through wholly owned subsidiaries. Mutual funds, annuities and insurance products are available through Provident Investment Company and leases through Court Square Leasing and Provident Lease Corp. Visit Provident on the web at www.provbank.com.
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Provident Bankshares Corporation and Southern Financial Bancorp, Inc. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC").

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by Provident Bankshares Corporation will be available free of charge from the Investor Relations Department at Provident Bankshares Corporation, 114 East Lexington Street, Baltimore, Maryland 21202. Documents filed with the SEC by Southern Financial Bancorp, Inc. will be available free of charge from the Investor Relations Department at Southern Financial Bancorp, Inc., 37 East Main Street, Warrenton, Virginia 20186.

The directors, executive officers, and certain other members of management of Provident Bankshares Corporation and Southern Financial Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This release, and the associated conference call, web cast, other written materials, and statements management may make, may contain certain forward-looking statements regarding the Company's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "plan," "believe," "expect," "intend," "anticipate," "estimate," "project," or other similar expressions. The Company's ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release and the associated conference call and web cast: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability of the companies to consummate the merger; the ability of Southern Financial to timely complete its acquisition of Essex Bancorp, Inc.; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies' operations, pricing, and services.

The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

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